UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated January 5, 2017

Commission file number 001-15254

ENBRIDGE INC.

(Exact name of Registrant as specified in its charter)

200, 425 – 1st Street S.W.

Calgary, Alberta, Canada T2P 3L8

(Address of principal executive offices and postal code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-145236, 333-127265, 333-13456, 333-97305 AND 333-6436), FORM F-3 (FILE NO. 333-185591), FORM F-4 (FILE NO. 333-213764) AND FORM F-10 (FILE NO. 333-213234) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

The following documents are being submitted herewith:

•	Press Release dated January 5, 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC. (Registrant)

Date: January 5, 2017	By:	/s/ “Tyler W. Robinson”
Tyler W. Robinson
Vice President & Corporate Secretary

2

NEWS RELEASE

Enbridge Announces 10 Percent Quarterly Dividend Increase

CALGARY, ALBERTA, January 5, 2017 — Enbridge Inc. (TSX and NYSE:ENB) (“Enbridge” or the “Company”) announced today that its Board of Directors has declared a quarterly dividend of $0.583 per common share, payable on March 1, 2017 to shareholders of record on February 15, 2017. The declared dividend represents a 10 percent increase from the prior quarterly rate and the twenty-second consecutive year in which the Company has increased its common share dividend.

“The dividend increase reflects the strength of our base business, together with the impact of $2-billion in growth capital projects that we brought into service during 2016 and our expectations of additional Enbridge growth projects coming into service in 2017,” said Al Monaco, President and Chief Executive Officer. “Delivering consistent and dependable dividend growth is core to our shareholder value proposition and a direct reflection of our low-risk business model, which performs well in all market conditions.”

This 10 percent dividend increase is independent of the planned combination with Spectra Energy Corp (“Spectra Energy”). As previously announced, upon close of the acquisition of Spectra Energy, the Company expects to further increase its quarterly common share dividend by an amount sufficient to bring the aggregate increase in the quarterly dividend to approximately 15 percent above the prevailing quarterly rate in 2016.

“The merger with Spectra Energy brings together the highest quality liquids and natural gas infrastructure franchises in North America with the largest and most diversified growth projects in the industry,” said Mr. Monaco. “The strength of this opportunity set gives us confidence that, following a 15 percent increase in 2017, we will be able to extend our industry leading dividend growth rate of 10-12 percent per annum through 2024.”

DIVIDEND DECLARATION

On January 5, 2017, the Enbridge Board of Directors declared the following quarterly dividends. All dividends are payable on March 1, 2017 to shareholders of record on February 15, 2017.

Common Shares	$0.583
Preference Shares, Series A	$0.34375
Preference Shares, Series B	$0.25
Preference Shares, Series D	$0.25
Preference Shares, Series F	$0.25
Preference Shares, Series H	$0.25
Preference Shares, Series J	US$0.25
Preference Shares, Series L	US$0.25
Preference Shares, Series N	$0.25
Preference Shares, Series P	$0.25
Preference Shares, Series R	$0.25
Preference Shares, Series 1	US$0.25
Preference Shares, Series 3	$0.25
Preference Shares, Series 5	US$0.275
Preference Shares, Series 7	$0.275
Preference Shares, Series 9	$0.275
Preference Shares, Series 11	$0.275
Preference Shares, Series 13	$0.275
Preference Shares, Series 15	$0.275
Preference Shares, Series 17	$0.3457

About Enbridge Inc.

Enbridge Inc., a Canadian company, exists to fuel people’s quality of life, and has done so for more than 65 years. A North American leader in delivering energy, Enbridge has been ranked on the Global 100 Most Sustainable Corporations index for the past seven years. Enbridge operates the world’s longest crude oil and liquids transportation system across Canada and the U.S., and has a significant and growing involvement in natural gas gathering, transmission and midstream business, as well as an increasing involvement in power transmission. Enbridge owns and operates Canada’s largest natural gas distribution company, serving residential, commercial, and industrial customers in Ontario, Quebec, New Brunswick and New York State. Enbridge has interests in more than 2,200 megawatts of net renewable and alternative generating capacity, and continues to expand into wind, solar and geothermal power. Enbridge employs approximately 10,000 people, primarily in Canada and the U.S., and has been ranked 15 times on the annual Canada’s Top 100 Employers list, including the 2017 index. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com.

Forward Looking Information

Forward-looking information, or forward-looking statements, has been included in this news release to provide information about the Company, including management’s assessment of Enbridge and its subsidiaries’ future plans and operations. This information may not be appropriate for other purposes. Forward-looking statements are typically identified by words such as ‘‘anticipate’’, ‘‘expect’’, ‘‘project’’, ‘‘estimate’’, ‘‘forecast’’, ‘‘plan’’, ‘‘intend’’, ‘‘target’’, ‘‘believe’’, “likely” and similar words suggesting future outcomes or statements regarding an outlook. Forward-looking information or statements included in this news release include, but are not limited to, statements with respect to dividends and dividend growth; dividend payout policy and dividend payout expectations; growth capital projects and the impact thereof; the combination with Spectra Energy (the Transaction) and the timing and closing thereof; expectations regarding the impact of the Transaction; and the combined company’s scale, asset base and growth opportunities.

Although Enbridge believes these forward-looking statements are reasonable based on the information available on the date such statements are made and processes used to prepare the information, such statements are not guarantees of future performance and readers are cautioned against placing undue reliance on forward-looking statements. By their nature, these statements involve a variety of assumptions, known and unknown risks and uncertainties and other factors which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements. Material assumptions include the following: estimated future dividends; the timing and completion of the Transaction, including receipt of regulatory approvals and the satisfaction of other conditions precedent; the realization of anticipated benefits and synergies of the Transaction and the timing thereof; the success of integration plans; growth capital projects and the impact thereof; the expected supply of and demand for crude oil, natural gas, natural gas liquids and renewable energy and the prices of these commodities; and exchange rates, inflation and interest rates. Assumptions regarding the expected supply of and demand for crude oil, natural gas, natural gas liquids and renewable energy, and the prices of these commodities, are material to and underlie all forward-looking statements. These factors are relevant to all forward-looking statements as they may impact current and future levels of demand for the Company’s services. Similarly, exchange rates, inflation and interest rates impact the economies and business environments in which the Company operates and may impact levels of demand for the Company’s services and cost of inputs, and are therefore inherent in all forward-looking statements. Due to the interdependencies and correlation of these macroeconomic factors, the impact of any one assumption on a forward-looking statement cannot be determined with certainty, particularly with respect to estimated future dividends and the impact of the Transaction on the Company.

Enbridge’s forward-looking statements are subject to risks and uncertainties pertaining to dividends and dividend growth; dividend payout policy; the impact of the Transaction, growth capital projects; supply of and demand for commodities and commodity prices; economic and competitive conditions; and exchange rates, inflation, interest rates, including but not limited to those risks and uncertainties discussed in this news release and in the Company’s other filings with Canadian and United States securities regulators. The Company cautions that the foregoing list of factors is not exhaustive. Additional information about these and other assumptions, risks and uncertainties can be found in applicable filings of Enbridge with Canadian and U.S. securities regulators, including proxy statements, prospectuses and registration statements filed in connection with the Transaction. The impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as these are interdependent and Enbridge’s future course of action depends on management’s assessment of all information available at the relevant time. Except to the extent required by applicable law, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made in this news release or otherwise, whether as a result of new information, future events or otherwise. All subsequent forward-looking statements, whether written or oral, attributable to Enbridge or persons acting on the Company’s behalf, are expressly qualified in their entirety by these cautionary statements.

FOR FURTHER INFORMATION PLEASE CONTACT:

Media Toll Free: 1-888-992-0997 Email: media@enbridge.com	Investment Community Adam McKnight (403) 266-7922 or Toll free: (800) 481-2804 Email: adam.mcknight@enbridge.com